January 29, 2010
First American Investment Funds, Inc.
800 Nicollet Avenue
Minneapolis, MN 55402

Re:	Agreement and Plan of Reorganization dated January 15, 2010, by First American Investment Funds, Inc. (“FAIF”), a Maryland corporation, on behalf of its Arizona Tax Free Fund series (the “Acquired Fund”) and its Tax Free Fund series (the “Acquiring Fund”)
Ladies and Gentlemen:
     We have acted as federal income tax counsel to FAIF in connection with the proposed acquisition of the Acquired Fund by the Acquiring Fund, pursuant to an Agreement and Plan of Reorganization dated as of January 15, 2010, by FAIF on behalf of the Acquired Fund and FAIF on behalf of the Acquiring Fund (the “Agreement”).
     You have requested our opinion concerning certain federal income tax consequences of the transfer of the Acquired Fund’s assets to the Acquiring Fund in exchange solely for voting shares of common stock of the Acquiring Fund and the Acquiring Fund’s assumption of the Acquired Fund’s liabilities, followed by the constructive distribution of the Acquiring Fund shares to the holders of the common stock of the Acquired Fund in exchange for their Acquired Fund shares, all pursuant to the Agreement. This transaction is referred to herein as the “Reorganization.” In this regard we have examined (1) the Agreement, (2) the Registration Statement on Form N-14 (including, but not limited to, the Prospectus and Proxy Statement included therein) filed with the Securities and Exchange Commission on or about November 2, 2009, as subsequently amended (the “Prospectus and Proxy Statement”), and such other documents and records as we consider necessary in order to render this opinion. Unless otherwise provided herein, capitalized terms used in this opinion have the same meaning as set forth in the Prospectus and Proxy Statement or the Agreement, as the case may be.
     Pursuant to the Agreement, all of the shares of the Acquired Fund will be exchanged at the Effective Time for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the net value of the assets of the Acquired Fund at the Effective Time. At the Effective Time, all of the assets and liabilities belonging to the Acquired Fund shall become, without further action, assets belonging to the Acquiring Fund. At the Effective Time, the Acquiring Fund will issue and, on behalf of the Acquired Fund, distribute to the Acquired Fund Shareholders of record Acquiring Fund Shares in exchange for Acquired Fund Shares. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund. Thereafter, no additional shares representing interests in the

First American Investment Funds, Inc.
January 29, 2010

Acquired Fund will be issued, and the Acquired Fund will be deemed liquidated. In the distribution, each Acquired Fund Shareholder will receive Acquiring Fund Shares of a class corresponding to the class of shares that he or she held in the Acquired Fund, with a net asset value at the Effective Time equal to the net asset value of the shareholder’s Acquired Fund Shares as of such time.
     For purposes of this opinion, we have assumed that the Reorganization is being undertaken for valid business reasons as determined by the Board of Directors of FAIF and as described in the Registration Statement under the caption “Information About the Reorganization – Reasons for the Reorganization.”
     Our opinion is based upon existing law and currently applicable Treasury Regulations, currently published administrative positions of the Internal Revenue Service contained in Revenue Rulings and Revenue Procedures and judicial decisions, all of which are subject to change prospectively and retroactively. Any such change in these authorities could affect the opinion set forth below. Our opinion is not a guarantee of the current status of the law and should not be regarded as a guarantee that a court of law or an administrative agency will concur in the opinion.
     Our opinion is further based upon the Agreement, the documents and instruments referred to therein, the facts and assumptions stated above, the representations made by FAIF in the Officer’s Certificate of even date with this opinion delivered to us by an officer of FAIF, and such other documents as we have deemed necessary or appropriate.
     Based upon the foregoing, it is our opinion that the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1) of the Code, and that each of the Acquiring Fund and the Acquired Fund will qualify as a party to the reorganization within the meaning of Section 368(b) of the Code.
     In accordance with the foregoing opinion, it is further our opinion that:
          (i) Acquired Fund Shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of Acquiring Fund Shares. Acquired Fund Shareholders subject to taxation will recognize income upon receipt of any net investment income (not constituting exempt-interest dividends) or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time.
          (ii) The tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund Shares exchanged therefor.
          (iii) The holding period of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will include the period during which the Acquired Fund Shareholder held the Acquired Fund Shares exchanged therefor, provided that the Acquired Fund Shares were held as capital assets at the Effective Time.
          (iv) The Acquired Fund will recognize no income, gain or loss by reason of the Reorganization.

First American Investment Funds, Inc.
January 29, 2010

          (v) The Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization.
          (vi) The tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time.
          (vii) The holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund.
          (viii) The Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earning and profits, of the Acquired Fund as of the Effective Time.
     Our opinion is limited to the matters expressly addressed herein. No opinion is expressed and none should be inferred as to any other matter. Without limiting the generality of the foregoing, no opinion is expressed as to the effect of the Reorganization on the Acquired Fund, the Acquiring Fund or any shareholder with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.
     The foregoing opinion is being furnished to you solely for your benefit in connection with the Reorganization and may not be relied upon by, nor may copies be delivered to, any person without our prior written consent.
     We consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 and to the reference to this firm under the captions “Federal Income Tax Consequences of the Reorganization” and “Information about the Reorganization — Federal Income Tax Considerations,” in the Prospectus and Proxy Statement included in the Registration Statement.
Very truly yours,
/s/ Dorsey & Whitney LLP
KAS/BJS